Exhibit 99.1

KNOT Offshore Partners LP Announces Results of Adjourned 2025 Annual Meeting of Limited Partners

January 5, 2026

ABERDEEN, Scotland -- KNOT Offshore Partners LP (NYSE:KNOP) (the “Partnership”) today announced that its adjourned 2025 Annual Meeting of Limited Partners was convened on January 5, 2026, but failed to reach the requisite quorum.

Given the passage of time from the record date of November 6, 2025 for determining unitholders entitled to vote at the 2025 Annual Meeting, a new record date and meeting date will be determined. Notice of the rescheduled meeting and proxy materials will be provided to unitholders of record as of the new record date when available.

About KNOT Offshore Partners LP

KNOT Offshore Partners LP owns, operates and acquires shuttle tankers primarily under long-term charters in the offshore oil production regions of Brazil and the North Sea.

KNOT Offshore Partners LP is structured as a publicly traded master limited partnership but is classified as a corporation for U.S. federal income tax purposes, and thus issues a Form 1099 to its unitholders, rather than a Form K-1. KNOT Offshore Partners LP’s common units trade on the New York Stock Exchange under the symbol “KNOP”.

Forward looking statements

This press release includes statements that may constitute forward-looking statements. Such forward-looking statements are subject to a variety of known and unknown risks, uncertainties, and other factors that are difficult to predict and many of which are beyond management’s control. Factors that can affect future results are discussed in the Annual Report on Form 20-F filed by the Partnership with SEC. The Partnership undertakes no obligation to update or revise any forward-looking statement to reflect new information or events.

KNOT Offshore Partners LP
Derek Lowe
Chief Executive Officer and Chief Financial Officer
Tel: +44 1224 618 420

Email: ir@knotoffshorepartners.com

Source: KNOT Offshore Partners LP